Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 33-50165

          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED SEPTEMBER 8, 1993

                                  $30,000,000

                              GULF POWER COMPANY
                     A SUBSIDIARY OF THE SOUTHERN COMPANY

            FIRST MORTGAGE BONDS, 6 7/8% SERIES DUE JANUARY 1, 2026

  Interest on the new Bonds will accrue from January 1, 1996 and will be payable semi-annually onJanuary 1 and July 1, beginning July 1, 1996. The new Bonds will not be redeemable prior to January 1, 2006. On or after January 1, 2006, the new Bonds will be redeemable at the option of Gulf Power Company ("GULF") in whole or in part at any time upon not less than 30 days' notice at the regular redemption prices and, under certain circumstances, at the special redemption price as described herein. See "Certain Terms of the New Bonds --
 Redemption Provisions" herein.

  Reference is made to "Certain Terms of the New Bonds -- Redemption Provisions" herein for the terms of a covenant prohibiting, in any calendar year subsequent to 2005, the redemption of new Bonds by operation of the replacement provisions of the Mortgage in a principal amount exceeding $300,000.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR
     THE  PROSPECTUS TO  WHICH  IT  RELATES.  ANY  REPRESENTATION  TO THE
      CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                       INITIAL PUBLIC   UNDERWRITING PROCEEDS TO
                                     OFFERING PRICE (1) DISCOUNT (2) GULF (1)(3)
                                     ------------------ ------------ -----------
Per Bond............................      98.8684%         .1000%     98.7684%
Total...............................    $29,660,520       $30,000    $29,630,520

--------

(1) Plus accrued interest from January 1, 1996.
(2) GULF has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3) Before deducting estimated expenses of $330,000 payable by GULF.

                               ----------------

  The new Bonds offered hereby are offered by the Underwriter, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that the new Bonds will be ready for delivery in New York, New York, on or about January 25, 1996, against payment therefor in immediately available funds.

                       FIRST UNION CAPITAL MARKETS CORP.

                               ----------------

          The date of this Prospectus Supplement is January 17, 1996.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES HEREBY OFFERED OR OTHER SECURITIES OF GULF AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                USE OF PROCEEDS

  The proceeds from the sale of the new Bonds will be applied by GULF to repay a portion of its outstanding short-term debt which aggregated approximately $84,000,000 as of January 16, 1996.

               RECENT RESULTS OF OPERATIONS; RECENT DEVELOPMENTS

  For the year ended December 31, 1995, "Operating Revenues", "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $619,077,000, $92,693,000 and $57,154,000, respectively. In the opinion of the management of GULF, the above unaudited amounts for the year ended December 31, 1995 reflect all adjustments (which, except as described in the following paragraph, were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" for the year ended December 31, 1995 was 4.25. The "Ratios of Earnings to Fixed Charges" for the years ended December 31, 1993 and 1994 were
3.57 and 3.89, respectively.

  "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" for the year ended December 31, 1995 reflect charges of approximately $4,300,000, after taxes, reflecting benefits provided pursuant to a work force reduction program announced in the fourth quarter of 1995.

  In December 1995, the Florida Public Service Commission (the "FPSC") approved GULF's request to increase the amount of its annual accrual to the Accumulated Provision for Property Damage account from $1,200,000 to $3,500,000, effective October 1, 1995. As of December 31, 1995, in accordance with the FPSC's order such account had a negative balance of approximately $7,500,000 as the result of charges for expenses relating to Hurricanes Erin and Opal. The approved accrual increase is intended to restore the account balance to a reasonable level within five years. The FPSC also ordered GULF to file within six months a study addressing the appropriate accumulated provision account balance and annual accrual amount. It is anticipated that the FPSC will reconsider this matter based upon such study.

                        CERTAIN TERMS OF THE NEW BONDS

  The following description of certain terms of the new Bonds offered hereby supplements, and should be read together with, the statements under "Description of New Bonds" in the accompanying Prospectus.

  GENERAL: The new Bonds will mature on the date shown in their title. They will bear interest from January 1, 1996 at the rate per annum shown in their title, payable on January 1 and July 1 in each year. Interest will, subject to certain exceptions, be paid to registered holders of record at the close of business on the December 15 or June 15, as the case may be, next preceding the interest payment date.

  Settlement by the purchasers of the new Bonds will be made in immediately available funds. The new Bonds will initially be issued in the form of one or more fully registered securities, representing the aggregate principal amount of the new Bonds, that will be deposited with, or on behalf of, The Depository Trust Company ("DTC"), and registered in the name of CEDE & Co., the nominee of DTC. All payments to DTC of principal and interest on the new Bonds will be made in immediately available funds.

  REDEMPTION PROVISIONS: The new Bonds will not be redeemable prior to January 1, 2006. On or after January 1, 2006, the new Bonds will be redeemable by GULF in whole or in part at any time upon not less than 30 nor more than 45 days' notice, at regular redemption prices equal to the principal amount and accrued interest, plus the Regular Redemption Premiums set forth below, if such new Bonds are redeemed otherwise than by operation of the improvement fund or the replacement provisions of the Mortgage or by the use of proceeds of released property. New Bonds also will be redeemable by GULF on or after January 1, 2006, on like notice, by operation of the improvement fund or the replacement provisions of the Mortgage or by the use of proceeds of released property at the special redemption price equal to the principal amount thereof and accrued interest, without premium.

  (If redeemed during the 12 months' period ending on the last day of December of the year stated)

                                                                       REGULAR
                                                                      REDEMPTION
     YEAR                                                              PREMIUM
     ----                                                             ----------
     2006............................................................   2.88%
     2007............................................................   2.59%
     2008............................................................   2.30%
     2009............................................................   2.02%
     2010............................................................   1.73%
     2011............................................................   1.44%
     2012............................................................   1.15%
     2013............................................................   0.87%
     2014............................................................   0.58%
     2015............................................................   0.29%

  The regular redemption price shall be without premium for redemptions on or after January 1, 2016.

  GULF will covenant in Section 3 of the new Supplemental Indenture that it will not, in any calendar year subsequent to 2005, redeem new Bonds through the operation of the replacement provisions of the Mortgage in a principal amount which would exceed 1% of the initial aggregate principal amount of the new Bonds, i.e., $300,000. See "Description of New Bonds -- Replacement Requirement" in the accompanying Prospectus.

  RESTRICTIONS ON COMMON STOCK DIVIDENDS: By Section 4 of the new Supplemental Indenture, so long as any of the new Bonds are outstanding, cash dividends may not be paid or distributions be made on Common Stock (except where an equal amount is concurrently paid as a capital contribution or as the purchase price of Common Stock) or Common Stock be purchased in an aggregate amount which would exceed earned surplus accumulated after December 31, 1995, plus earned surplus accumulated prior to January 1, 1996 in an amount not exceeding $55,500,000, plus such additional amount as shall be authorized or approved by the Securities and Exchange Commission, or any successor commission, under the Public Utility Holding Company Act of 1935, as amended.

  ISSUANCE OF NEW BONDS: The new Bonds will be issued under Article V of the Mortgage against the retirement of other bonds heretofore outstanding under the Mortgage.

                          LEGAL OPINIONS AND EXPERTS

  Beggs & Lane, Pensacola, Florida, general counsel for GULF, will render an opinion as to the legality of the new Bonds. Troutman Sanders LLP, Atlanta, Georgia, counsel for GULF, will also render an opinion to the Underwriter as to the legality of the new Bonds. Dewey Ballantine, New York, New York, will act as counsel for the Underwriter and will render an opinion to it as to the legality of the new Bonds.

  The financial statements and schedules of GULF filed with GULF's Annual Report on Form 10-K for the year ended December 31, 1994, incorporated by reference in the accompanying Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  Statements as to matters of law and legal conclusions in GULF's Annual Report on Form 10-K for the year ended December 31, 1994, relating to titles to property of GULF under "Item 2 -- Properties -- Titles to Property", relating to GULF under "Item 1 -- Business -- Regulation" and "Item 1 --
 Business -- Rate Matters", and in the accompanying Prospectus relating to the lien of GULF's Mortgage and the priority of the new Bonds under "Description of New Bonds -- Priority and Security", have been reviewed by Beggs & Lane, general counsel for GULF, and such statements are made upon their authority as experts. G. Edison Holland, Jr., a partner of Beggs & Lane, is Vice President and Corporate Counsel of GULF.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Purchase Contract dated the date hereof, GULF has agreed to sell to First Union Capital Markets Corp. (the "Underwriter"), and the Underwriter has agreed to purchase, the entire principal amount of the new Bonds. Under the terms and conditions of the Purchase Contract, the Underwriter is obligated to take and pay for all of the new Bonds if any are taken.

  The Underwriter proposes to offer the new Bonds in part directly to retail purchasers at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of 0.100% of the principal amount of the new Bonds. The Underwriter may allow, and such dealers may reallow, a concession not to exceed 0.100% of the principal amount of the new Bonds to certain brokers and dealers. After the new Bonds are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

  The new Bonds are a new issue of securities with no established trading market. GULF has been advised by the Underwriter that such Underwriter intends to make a market in the new Bonds but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the new Bonds.

  GULF has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  In the ordinary course of their respective businesses, certain affiliates of the Underwriter have engaged, and may in the future engage, in commercial banking transactions with GULF and its affiliates.